May 12, 2010

FILED VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Veracity Funds
File No. 811-21483

Ladies and Gentlemen:

The Veracity Funds (the "Trust"),  in accordance  with Rule 17g-1 under the Investment Company Act of 1940 (the "1940 Act"), hereby provides the following in connection with the Trust's fidelity bond:

1. A copy of the current fidelity bond (the "Bond") (attached as EX99-1).

2. A copy of the resolutions adopted by the Board, including a majority of the members  thereof who are not  "interested  persons"  (as defined by the 1940 Act) of the Trust, approving the Bond (attached as EX99-2).

Premiums  have been paid  through the policy  period  ending on March 29, 2011.

Please contact the  undersigned at  513/587-3406  if you have any questions concerning this filing.

Very truly yours,

/s/ Wade R. Bridge

Wade R. Bridge
Assistant Secretary

Ultimus Fund Solutions, LLC	225 Pictoria Drive, Suite 450	Phone: 513 587 3400
www.ultimusfundsolutions.com	Cincinnati, Ohio 45246	Fax: 513 587 3450